Exhibit 12

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
                                  (Unaudited)
                                ($ in millions)
                                                         Three Months Ended
                                                              March 31,
                                                         1996          1995
Consolidated operations:
  Income before income tax expense and net dividends
    on preferred securities ..........................  $  276        $  272
  Fixed charges deducted from income
    Interest expense .................................     158           165
    Implicit interest in rents .......................       4             4
      Total fixed charges deducted from income .......     162           169
        Earnings available for fixed charges..........  $  438        $  441
  Fixed charges per above ............................  $  162        $  169
  Capitalized interest ...............................       3             5
      Total fixed charges ............................     165           174
      Dividends on preferred securities ..............      15             -
        Total fixed charges and dividends on
          preferred securities .......................  $  180        $  174
          Ratio of earnings to fixed charges .........    2.65          2.54
          Ratio of earnings to combined fixed charges
            and preferred stock dividends ............    2.44          2.54

Consolidated operations, corporate fixed charges
  and preferred stock dividends only:
    Income before income tax expense and net dividends
      on preferred securities ........................  $  276        $  272
    Corporate fixed charges deducted from income -
      corporate interest expense .....................      34            42
      Earnings available for fixed charges ...........  $  310        $  314
    Total corporate fixed charges per above ..........  $   34        $   42
    Capitalized interest related to real estate
      operations .....................................       3             5
      Total fixed charges ............................      37            47
      Dividends on preferred securities ..............      15             -
        Total fixed charges and dividends on
          preferred securities .......................  $   52        $   47
          Ratio of earnings to corporate fixed charges    8.40          6.71
          Ratio of earnings to combined corporate
            fixed charges and preferred stock
            dividends ................................    6.01          6.71

American General Finance, Inc.:
  Income before income tax expense ...................  $   44        $   96
  Fixed charges deducted from income
    Interest expense .................................     126           125
    Implicit interest in rents .......................       3             3
      Total fixed charges deducted from income .......     129           128
        Earnings available for fixed charges .........  $  173        $  224
          Ratio of earnings to fixed charges .........    1.34          1.75
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